[redacted]

09059027

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/08____ AND ENDING ____12/31/08____
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMA Partners LLC (formerly "The National Research Standard, Inc.")

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

___111 West 67th Street, New York, NY Suite 34C 10023___

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kallop 212-595-4600

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank J. DeCandido, CPA

(Name – *if individual, state last, first, middle name*)

90 Woodvale Loop, Staten Island, New York 10309

(Address) (City) (State) (Zip Code)

CHECK ONE: ☒ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/20

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _______David Weild____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ CMA Partners LLC (formerly "The National Research Standard , Inc.) ________________

________________, as of _______December 31, ____________________, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: President and Chief Executive Officer

Notary Public

3/1/09

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 05/26/10

State of NY
County of Westchester

This report ** contains (check all applicable boxes):

☒(a) Facing Page.
☒(b) Statement of Financial Condition.
☒(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
☒(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMA Partners LLC
(formerly "The National Research Standard, Inc.")

FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

Statement of Financial Condition.. 2

Statement of Operations.. 3

Statement of Changes in Partner's Capital.. 4

Statement of Cash Flows.. 5

Notes to Financial Statements.. 6-9

SUPPLEMENTAL INFORMATION:

Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation Of Net Capital Pursuant to SEC Rule 17a-5(d)(4).. I

Information Pursuant to the Requirements Under SEC Rule 15c3-3..........II

Report of Independent Accountants on the Internal Control Structure as Required by SEC Rule 17a-5..III

Frank J. DeCandido
Certified Public Accountant
90 Woodvale Loop
Staten Island, New York 10309
718-605-1985

INDEPENDENT AUDITOR'S REPORT

To the Partner
CMA Partners LLC (formerly "The National Research Standard, Inc.")

I have audited the accompanying statement of financial condition of CMA Partners LLC (formerly "The National Research Standard, Inc.") as of December 31, 2008, and the related statements of operations, changes in partner's capital, and cash flows for the year then ended. CMA Partners LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMA Partners LLC (formerly "The National Research Standard, Inc.") as of December 31, 2008, and the results of its operations, changes in partner's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that CMA Partners LLC will continue as a going concern. As discussed in Note 6 to the financial statements, CMA Partners LLC is economically dependent on its owner to continue its operations.

Frank J. DeCandido, CPA
Staten Island, NY
February 22, 2009

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Current Assets		
Cash and cash equivalents	$	71,114
Prepaid expenses		948
Total Current Assets		72,062
Total Assets	$	72,062

Liabilities and Partner's Capital

Liabilities		
Due to related party	$	4,100
Accrued professional fees		3,500
Total Liabilities		7,600
Partner's Capital		
Partner's Capital		64,462
Total Partners Capital		64,462
Total Liabilities and Partner's Capital	$	72,062

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Interest income	$ 652
Total Revenues	652
Expenses	
Legal and professional fees	11,250
Licenses and fees	2,124
Communications and information expenses	1,000
Insurance	554
Total Expenses	14,928
Net Loss	$ (14,276)

See Auditor's Report and Notes to Financial Statements

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
STATEMENT OF CHANGES IN PARTNER'S CAPITAL
DECEMBER 31, 2008

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Partner's Capital	Accumulated Deficit	Total
Balance, January 1, 2008	3,000	$ 3	$ 156,888	$ ---	$ (58,153)	$ 98,738
Transfer to CMA Partners LLC	(3,000)	(3)	(156,888)	98,738	58,153	---
Distributions	---	---	---	(20,000)	---	(20,000)
Net Loss	---	---	---	(14,276)	---	(14,276)
Balance, December 31, 2008	---	$ ---	$ ---	$ 64,462	$ ---	$ 64,462

See Auditor's Report and Notes to Financial Statements

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net loss	$	(14,276)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities		
(Increase) decrease in assets		
Prepaid expenses		(783)
Increase (decrease) in liabilities		
Payable and accrued expense		3,500
Due to related party		2,000
Net cash used in operating activities		(9,559)
FINANCING ACTIVITIES:		
Distributions to Partners		(20,000)
Net cash used in financing activities		(20,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(29,559)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		100,673
CASH AND CASH EQUIVALENTS – END OF YEAR	$	71,114

Additional disclosures:
None

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS

CMA Partners LLC ("CMA Partners" and formerly The National Research Standard, Inc. ("The NRS"), and formerly a wholly-owned subsidiary of The National Research Exchange Inc. (the "NRE")) is organized as a New York limited liability company. The NRS was initially organized during 2004 as a limited liability company and during 2004 the members exchanged their member investments for shares of common stock of the NRS. On October 13, 2007, the NRE sold the NRS to David Weild IV (the "Purchaser")(See Note 3 of the financial statement for more information), who changed the name from NRS to CMA Partners LLC.

On November 2, 2007 the Financial Industry Regulatory Authority ("FINRA") approved the transfer of ownership of all of the assets and liabilities of The NRS to the Purchaser. During 2008 the Purchaser contributed the net assets of The NRS to CMA Partners LLC. Since the Purchaser was the principal shareholder of The NRS and the sole member of CMA Partners LLC, there was no substantial change in ownership and control.

CMA Partners is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the FINRA.

CMA Partners, as a broker-dealer, is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934 (Net Capital Requirements for Brokers and Dealers) and operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection), which provides that CMA Partners carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with CMA Partners' activities as a broker of dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of CMA Partners have been prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. At December 31, 2008, cash and cash equivalents consisted primarily of interest bearing accounts at a major financial institution. Balances in each account are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition
CMA Partners will participate as a "Selected Dealer," "Placement Agent" or Advisor in certain new issue equity or debt transactions. Upon the settlement of the transaction and payment of net fees and commissions, as appropriate, by the lead manager or lead placement agent, CMA Partners will receive new issue selling concessions and/or advisory fees.

CMA Partners recognizes such revenue and related expenses upon settlement of the transaction.

Income taxes
CMA Partners is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the person returns of its partners and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

As a limited liability company, each partner's liability is limited to amounts reflected in their respective partner's accounts.

NOTE 3 – RELATED PARTY TRANSACTIONS

On October 12, 2007, FINRA issued an authorizing letter that confirmed receipt of the reservation request to the name change of The NRS to CMA Partners. The CMA Partners name was reserved for one hundred and twenty (120) days during which time FINRA must receive the necessary membership application or Form BD amendment to secure or change the name, as applicable. FINRA is the largest non-governmental regulator for all securities firms doing business in the United States. Created in July 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services.

On October 13, 2007, The NRE entered into an asset purchase agreement ("Asset Purchase Agreement") to sell all right, title, and interest, along with all its assets and liabilities, in its wholly-owned subsidiary, The NRS, to its principal shareholder, David Weild IV (the "Purchaser"). Terms of the Asset Purchase Agreement stated that The NRE irrevocably granted, bargained, transfered, sold, assigned, and conveyed to Purchaser, without representation or warranty, (a) 3,000 shares of common stock of The NRS, constituting one hundred percent (100%) of the issued and outstanding shares of stock of the NRS, and (b) any and all existing assets (tangible and intangible), including but not limited to that certain FINRA Broker-Dealer Registration (#132398), the Citibank N.A. bank accounts (Nos. 95461810 and 27710539), and such property, registrations, accounts and receivables The NRE owned relating to The NRS. Purchaser also agreed to assume and pay, perform, and discharge when due all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or un-matured, determined or determinable, known or unknown, including without limitation, those arising under any law, action or governmental order and those arising any contract, agreement, arrangement, commitment, or undertaking, of The NRE in respect of The

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

NRS incurred or accrued by The NRE or The NRS prior to and after the closing date. For purposes of this agreement, the closing date ("Closing Date") was the date of this agreement.

On October 22, 2007, the Purchaser created a single-member limited liability company called CMA Partners LLC with the Purchaser as the sole member. CMA Partners was organized as a New York limited liability company. The principle line of services to be provided by CMA Partners is financial research and advisory.

Prior to November 1, 2007, The NRS and The NRE had an expense sharing agreement as they utilized common service and facilities. In periods in which The NRS participated in a new issue equity transaction, The NRS would reimburse The NRE for the salary costs of those employees involved in the transaction based on the hours actually worked (times 150% to ensure a fully loaded cost allocation). When The NRS was not involved in a new issue equity transaction, it would reimburse The NRE for 1.0%, 2.5% and 2.0% of the salary costs of the Financial and Operations Principal, Head of Compliance, and Director of Finance, respectively, times 150%. All costs specifically identifiable to The NRS, including regulatory and legal costs, were paid directly by The NRS.

On November 2, 2007 FINRA approved the transfer of ownership of all of the assets and liabilities of The NRS (as of October 12, 2007 known as the FINRA-approved name CMA Partners LLC) to the Purchaser. The Purchaser contributed the net assets of The NRS to CMA Partners in 2008. Since the Purchaser was the principal shareholder of The NRS and the sole member of CMA Partners LLC, there is no substantial change in ownership and control. Due to this fact, and the fact that the assets of The NRS had not been moved to a CMA Partners LLC account as of December 31, 2007, the report for the year ended December 31, 2007 was reported under The NRS name.

At December 31, 2008, due to NRE totaled $4,100 arose from the above expense.

On January 29, 2008, the SEC acknowledged receipt of the Form BD amendment by the FINRA's Central Registration Depository ("CRD") on November 2, 2007 reporting the change of the form of organization from a "C" Corporation to an LLC.

NOTE 4 – INDEMNIFICATIONS

CMA Partners enters into contracts that contain a variety of indemnifications. CMA Partners maximum exposure under these arrangements is unknown. However, CMA Partners has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 5 – NET CAPITAL REQUIREMENTS

CMA Partners is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2008, CMA Partners had net capital of $63,514, which was $13,514 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .120 to 1.

NOTE 6 – ECONOMIC DEPENDENCY

As shown in the accompanying financial statements, at December 31, 2008, CMA Partners had a partner's capital balance of $64,462. The Purchaser has committed to support CMA Partners as necessary to meet its obligations at least through January 1, 2010. CMA Partners is economically dependent on its owner to continue its operations.

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Computation of Net Capital

Partner's Capital	$ 64,462
Deductions and/or charges:	
Non-allowable assets-prepaid expenses	948
Net Capital	$ 63,514
Aggregate indebtedness	$ 7,600
Computation of basic net capital requirement:	
Net capital requirement (minimum):	$ 50,000
Excess of net capital	$ 13,514
Excess net capital at 1,000%	$ 62,754
Rules of aggregate indebtedness to net capital	.120 to 1

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

CMA PARTNERS LLC
(formerly "The National Research Standard, Inc.")
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 FOR THE YEAR ENDING DECEMBER 31, 2008

CMA Partners operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. CMA Partners is therefore exempt from the reserve formula calculations and possession and control computation.

Frank J. DeCandido
Certified Public Accountant
90 Woodvale Loop
Staten Island, New York 10309
718-605-1985

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Partner
CMA Partners LLC (formerly "The National Research Standard, Inc.")

In planning and performing my audit of the financial statements and supplemental schedules of CMA Partners LLC (formerly "The National Research Standard, Inc.") as of and for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the CMA Partners including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because CMA Partners does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by CMA Partners in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CMA Partners is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CMA Partners has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components dies not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that CMA Partner's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frank J. DeCandido, CPA
Staten Island, New York
February 22, 2009

CMA Partners LLC
(formerly "The National Research Standard, Inc.")

S.E.C. I.D. NO 8-66593

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLMENTAL REPORT ON INTERNAL CONTROL STRUCTURE